DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
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450 LEXINGTON AVENUE
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212-450-4000
FAX 212-450-3800

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WRITER'S DIRECT
(212) 450-4560

File No. 82-4939

March 1, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

- a significant event, dated February 21, 2002
- a press release
- January - December 2001 Results
- 2001 Results

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

dlw 3/4

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

In compliance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores)* GRUPO FERROVIAL S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following information under the heading of:

OTHER DISCLOSURES

The main results of Grupo Ferrovial S.A. and its consolidated group for the year ended 31 December 2001 will be released today. Because of their length, the presentation to analysts and an explanatory press release are submitted by e-mail.

Madrid, 21 February 2002.

José María Pérez Tremps
Director-Secretary of GRUPO FERROVIAL S.A.

NOTA DE PRENSA

ferrovial

Highlights were the alliance with the Macquarie group

Ferrovial boosts net profits by 37% to 218.3 million euros

Operating profit jumped 43% to 388.9 million euros; activities other than construction account for 69% of this figure.

Consolidated sales rose 18% to 4.240 billion euros, all areas posting sharp increases: construction (+15.6%), concessions (+34.5%), property development (+22.9%) and services (+10.7%).

The group has confirmed its position as both the number one constructor in Spain, where the market is expanding (2000-2007 Infrastructure Plan), and the global leader in concessions, in terms of investment (1.5 billion euros).

The construction backlog reached a record high, at 5.599 billion euros; the property backlog is up to 767 million euros and that of services to 718 million euros.

At 712.2 million euros, gross investments are maintaining the same levels as in the last few years.

Madrid, 21 February 2002
The Ferrovial group registered 2001 **net attributable profit** up 37.1% to 218.3 million euros. This figure is a reflection of the positive progress made during the year by all areas of activity (but primarily in construction and concessions), margins, the main operating divisions (construction backlog, property pre-sales and traffic on toll roads), and guarantees sales in the coming months, as the steady pace of growth of recent years (an annual 35% during the period 1996-2001) will be maintained.

Operating profit leapt 43.4% to 388.9 million euros; the operating margin improved, coming to 9.2% (up from 7.5% in 2000). In this item, activities other than construction contributed 69% of the total.

Gabinete de Prensa
Susana Sanjuán
e-mail: ssanjuan@ferrovial.es
http://www.ferrovial.com

Tel: 34 91 586 28 19
Fax: 34 91586 25 09

ferrovial

At end December 2001, **net sales** rose 17.9%, year-on-year, to 4.240 billion euros, sales moving steadily upwards in all areas of activity: construction, +15.6%; concessions, +34.5%; property development, +22.9% and services, +10.7%. At the end of the year, **foreign sales** amounted to 33% of total group sales, totalling 1.419 billion euros. Poland, Canada and Chile made significant contributions.

Gross investments, amounting to 712.2 million euros, are at levels similar to previous years. In 2001 the group channelled them primarily into concessions - acquisition of Bristol airport, establishment of the Euroscut Norte (Portugal) and increasing stake in Ausol and Europistas; purchase of Don Piso (real estate) and Eurolimp (services).

The manner in which figures evolved during 2001 confirm Ferrovial's position **as the largest construction group in Spain,** where the market is expanding and investments are forecast to leap ahead apace (driven by the government's 2000-2007 Infrastructure Plan), and **the global leader in concessions, in terms of committed investment** (1.500 billion euros).

Rapid growth in construction; alliance with MIG boosts concessions

Sales from the **construction** activity moved up 15.6%, to 3.432 billion euros on the previous year. Revenues surged in both the domestic market (+15%) and abroad (+26%). In the latter area, the star performer is Budimex, Poland's largest construction group, which posted sales up 11%.

As at 31 December 2001, the construction backlog was up 6% on 2000, to 5.599 billion euros, a record figure.

The **concessions** activity, carried out via Cintra, registered sales leaping 34.5% to 345.8 million euros, fuelled by noteworthy contributions from the Canadian 407 ETR toll road (revenue +27%) and Ausol, the Malaga-Estepona toll road (+8%) as well as by the addition of Bristol airport (26 million euros) and the partial opening of the Chilean toll roads (25 million euros).

In 2001, Ferrovial signed an agreement with Macquarie Infrastructure Group (MIG) according to which the latter took a 40% stake in Cintra, by means of a capital increase of 816 million euros. Through this deal, Ferrovial is able to bolster its concessions activity (where it is already the world leader, with committed investments of 1.5 billion euros), and to achieve a dual strategic objective: an injection of new

Gabinete de Prensa
Susana Sanjuán
e-mail: ssanjuan@ferrovial.es
http://www.ferrovial.com
Tel: 34 91 586 28 19
Fax: 34 91586 25 09

capital (thereby eliminating debts and increasing capital) and an alliance with a partner which is complementary and has experience in the market (MIG is the world's third largest toll road group). This alliance thus guarantees Ferrovial and Cintra's ability to participate in projects in Spain and elsewhere, thereby fuelling growth.

Following this transaction, the toll road activity (15 roads in Spain, Portugal, Chile and Canada) is valued at 1.530 billion euros net of debt (with airports and car parks, which are not included in the agreement, the implicit valuation would amount to some 1.830 billion euros, net of debt). The agreement is designed to last; within 30 months, Ferrovial and MIG may examine the possibility of embarking on closer cooperation, such as floating Cintra, or some other form of collaboration.

In 2001, Ferrovial obtained its second toll road in Portugal (Scut Norte Litoral). The group also extended the 407 ETR toll road in Canada by a further 39 km to a total of 108 km. Moreover, financing on the Santiago-Talca toll road was completed through the issue of bonds worth US$421mn, the largest allocation of bonds made for any project in Chile during 2001. Therefore, financing of the group's four toll roads on Route 5 of the Panamerican highway is complete.

Real estate and services are also forging ahead

Ferrovial **Inmobiliaria** registered sharp rises in all line items: sales up 22.9% to 375.2 million euros. The accumulated pre-sales portfolio moved up 19.4%, to 766.6 million euros (twice the value of sales), thereby guaranteeing growth of the division as the sales are transferred to the bottom line.

Sales strategy is proving to be highly successful. During the year the group established another innovative method of selling property: an agreement with the El Corte Inglés department stores which resulted in the sale of 450 housing units for 84.7 million euros. Ferrovial also acquired Don Piso, Spain's leading realtor, which will enable it to diversify property products and services.

In **services,** sales increased 10.7% to 215 million euros; the backlog amounted to 717.8 million euros. In 2001, Ferroser acquired the Eurolimp group, thereby becoming one of the major companies in the facility cleaning market in Spain. Eurolimp will boost sales in services through the contribution of extra revenue of 75 million euros.

Gabinete de Prensa
Susana Sanjuán
e-mail: ssanjuan@ferrovial.es
http://www.ferrovial.com

Tel: 34 91 586 28 19
Fax: 34 91586 25 09

ferrovial

In **telecommunications**, Ferrovial is still present in the cable activity, via Ono (Cableuropa). During the year, the group sold its 7.6% stake in Uni2 (the third largest fixed telephony operator in Spain).

Gabinete de Prensa
Susana Sanjuán
e-mail: ssanjuan@ferrovial.es
http://www.ferrovial.com

Tel: 34 91 586 28 19
Fax: 34 91586 25 09

JANUARY-DECEMBER 2001 RESULTS

ferrovial

Contents

Ferrovial – January-December 2001 results– Figures in millions of euros

1. Key figures

✓ Attributable **net income** amounted to 218.3 million euros, **37% higher** than in the same period in 2000.

✓ **Operating income increased by 43%,** from 271.2 million euros to 388.9 million euros.

- **Financials**

	Dec. 01	Dec. 00	Change (%)
Net income	218.3	159.2	37.1
EPS	1.56	1.13	37.1
ROE	19.4%	14.7%	
Operating income	388.9	271.2	43.4
Net revenues	4,240.0	3,597.6	17.9
Net interest-bearing debt*	286.9	417.0	
Leverage*	24%	39%	
Gross capital investment	712	602	
Cash flow	252	65	

(*) Debt with recourse to Grupo Ferrovial

- **Operating figures**

	Dec. 01	Dec. 00	Change (%)
Construction backlog	5,599	5,283	6.0
Work pending certification	198	208	
Real estate pre-sales	604	601	0.5
Real estate backlog	767	642	19.5
Services backlog	718	729	-1.5
Toll road traffic performance (ADT)			
Autema	13,773	13,163	4.6
Ausol	13,201	10,905	21.0
407 ETR	235,952	217,871	8.3

- **Highlights**

✓ Macquarie Infrastructure Group acquired 40% of Cintra
✓ The Norte Litoral shadow toll road (Portugal) obtained
✓ New sales channels implemented for the real estate division
✓ Eurolimp (facility cleaning) acquired

Ferrovial – January-December 2001 results– Figures in millions of euros

1.1. Breakdown by division

- **Sales by division**

	Dec. 01	Dec. 00	Change (%)
Construction	3,431.7	2,969.5	15.6
Real estate	375.2	305.3	22.9
Concessions	345.8	257.1	34.5
Services	215.0	194.2	10.7
Adjustments	-127.7	-128.5	
Total	**4,240.0**	**3,597.6**	**17.9**

- **Operating income by division**

	Dec. 01	Dec. 00	Change (%)
Construction	122.5	95.9	27.7
Real estate	88.0	75.0	17.3
Concessions	176.6	103.6	70.5
Services	11.8	7.0	68.6
Adjustments	-10.0	-10.3	
Total	**388.9**	**271.2**	**43.4**

- **Operating margin by division**

	Dec. 01	Dec. 00
Construction	3.6%	3.2%
Real estate	23.5%	24.6%
Concessions	51.1%	40.3%
Services	5.5%	3.6%
Consolidated group	**9.2%**	**7.5%**

- **Earnings before taxes (EBT) by division**

	Dec. 01	Dec. 00	Change (%)
Construction	151.6	105.7	43.4
Real estate	72.6	60.1	20.8
Concessions	115.5	68.1	69.6
Services	6.3	0.4	1475.0
Adjustments	2.7	2.1	
Total	**348.7**	**236.4**	**47.5**

Ferrovial – January-December 2001 results– Figures in millions of euros

2. Analysis of income statement

Growth boosted by construction and concessions

Organic growth: +16%

Strong increase in depreciation & amortization and provisions, which include 14 million in Budimex

Increase in financial expenses due to **higher average debt** in 2001 and no financial gains in 2000 (23 million euros)

Tax rate increased to 32% (from 24%)

Millions of Euros	Dec. 01	Dec. 00	Change (%)	% Sales Dec. 01	% Sales Dec. 01
Net revenues	**4,240.0**	**3,597.6**	**17.9**	**100.0**	**100.0**
Other revenues	47.9	11.4	320.2	1.1	0.3
Variation in finished product and work in progress inventories	5.9	26.6	-77.8	0.1	0.7
Total operating revenues	**4,293.8**	**3,635.6**	**18.1**	101.3	101.1
Outside and operating expenses	3,208.4	2,806.0	14.3	75.7	78.0
Personnel expenses	543.9	469.3	15.9	12.8	13.0
Period depreciation and amortization	88.8	60.3	47.3	2.1	1.7
Period provision to reversion reserve	11.5	4.5	155.6	0.3	0.1
Variation in operating provisions	52.2	24.3	114.8	1.2	0.7
Total operating expenses	**3,904.9**	**3,364.4**	**16.1**	92.1	93.5
NET OPERATING INCOME	**388.9**	**271.2**	**43.4**	**9.2**	**7.5**
Financial revenues	64.2	59.6	7.7	1.5	1.7
Financial expenses	-129.8	-68.2	90.3	-3.1	-1.9
Financial result	-65.6	-8.6	662.8	-1.5	-0.2
Share in income of equity-accounted affiliates	10.5	11.8	-11.0	0.2	0.3
Amortization of goodwill in consolidation	-10.2	-8.2	24.4	-0.2	-0.2
INCOME FROM ORDINARY ACTIVITIES	**323.7**	**266.2**	**21.6**	**7.6**	**7.4**
Extraordinary result	25.0	-29.8	-183.8	0.7	-0.8
INCOME BEFORE TAXES	**348.7**	**236.4**	**47.5**	**8.2**	**6.6**
Company tax	-112.0	-56.8	97.2	-2.7	-1.6
CONSOLIDATED INCOME	**236.7**	**179.6**	**31.8**	**5.6**	**5.0**
Minority shareholders	-18.4	-20.4	-9.8	-0.4	-0.6
ATTRIBUTABLE NET INCOME	**218.3**	**159.2**	**37.1**	**5.1**	**4.4**

Ferrovial – January-December 2001 results– Figures in millions of euros

2.1. Net revenues - Sales

Sales increased by **18 %.**

The individual lines of business performed as follows:

	Dec. 01	Dec. 00	Change (%)
Construction	3,431.7	2,969.5	15.6
Real estate	375.2	305.3	22.9
Concessions	345.8	257.1	34.5
Services	215.0	194.2	10.7
(*)Adjustments	-127.7	-128.5	
Total	**4,240.0**	**3,597.6**	**17.9**

(*)This item relates to consolidation adjustments for intra-group sales, basically billing of construction to the real estate and concession divisions.

Organic growth was 16%

The main factors behind these growth figures were as follows:

- Construction: considerable production activity in Spain (+15%) and abroad (26% in Canada and Chile), and at Budimex (+11%).
- Concessions: increase in 407 ETR and Ausol revenues, the new operating concession at Bristol airport (26 million euros) and the partial opening of the Chilean toll roads.

Sales by area

Other countries account for 33% of sales

	2001		2000		
	Amount	%	Amount	%	Change (%)
Spain	2,821	67	2,450	68	15.2
Other countries	1,419	33	1,148	32	23.6
Total	**4,240**	**100**	**3,598**	**100**	**17.9**

The countries that contribute most are Poland (687 million euros; 16%), Canada (241 million euros; 6%) and Chile (262 million euros; 6%). Latin America, excluding Chile, accounts for 1% of total sales.

Ferrovial – January-December 2001 results– Figures in millions of euros

2.2. Amortization & depreciation and provisions

Strong increase in depreciation & amortization and provisions

Amortization & depreciation increased by 47% due to the addition of new companies to the group (Bristol airport, Santiago - Talca).

Provisions doubled with respect to 2000; the main provision was for Budimex (14 million euros) due mainly to commercial risks.

2.3. Operating income

Concessions represent 44% of operating income

Operating income grew by **43 %**. The break-down by line of business is as follows:

	Dec. 01	Dec. 00	Change (%)
Construction	122.5	95.9	27.7
Real estate	88.0	75.0	17.3
Concessions	176.6	103.6	70.5
Services	11.8	7.0	68.6
Adjustments	-10.0	-10.3	
Total	**388.9**	**271.2**	**43.4**

The Santiago-Talca concession is now fully consolidated since the stake was increased from 40% to 100%. Since it is still under construction and does not generate traffic revenues, its financial loss (-19.5 million euros) is capitalized under operating income. Excluding this effect, consolidated operating income would be 370 million euros (+36%).

The largest increase was in concessions due to good overall traffic performance on the toll roads (see annex), the opening of the 407 ETR extensions in Canada and the addition of Bristol airport.

Concessions contributed 44% of operating income.

Operating income by division

	% 01	% 00
Construction	31	34
Real estate	22	27
Concessions	44	37
Services	3	2

The operating margin was 9.2% (**7.5%** in 2000).

Ferrovial – January-December 2001 results– Figures in millions of euros

2.3. Financial result

	Dec. 01	Dec. 00
Concession companies	-40.0	-7.2
Rest of group	-25.5	-1.4
TOTAL	-65.5	-8.6

Debt at year-end: 287 million euros

Leverage: 24%

In January 02, Ferrovial received 816 million euros and its net cash position was 500 million euros

Concession companies registered higher **net financial expenses** due mainly to the integration of Santiago-Talca (US$ 421 million), the financing of the Norte Litoral toll road (310 million euros) and the loan to acquire Bristol Airport (STG 210 million).

The **net financial expenses of the rest of the group** increased because financial results had been propped up in 2000 by non-recurring revenues amounting to 23 million euros in the form of interest and commissions collected on the subordinated debt in Canada.

Average debt in the January-December 2001 period amounted to 530 million euros (494 million euros in 2000). At the **end of the period, debt** totaled 287 million euros, excluding debt at the concession companies (without recourse to Ferrovial).

Leverage was 24%, down from 39% in December 2000.

The improvement in net cash position at year-end was due to sizeable collections in December and Budimex's better cash position (20 million euros at year-end).

The financial result includes 10 million euros collected in the form of interest for late payment. The company discounted 40 million euros in certificates.

2.4. Goodwill

Goodwill amortization increased from 8 million euros to 10 million euros as a result of the goodwill arising from the acquisitions of Budimex and Grupisa (81 million euros overall) in 2000.

Goodwill amounting to 150 million euros arose from the acquisition of Bristol airport. In accordance with UK regulations, the acquired assets were restated; consequently, goodwill was eliminated and the investment value was increased, so the accounting impact is a higher depreciation figure.

Ferrovial – January-December 2001 results– Figures in millions of euros

2.5. Extraordinary items

The most significant extraordinary items were:

Sale of Wanadoo shares	14.3
Sale of own shares	5.9
Sale of ESLI (car parks in Portugal)	6.3
Sale of Fontes Picoa (real estate in Portugal)	5.3
Budimex	-1.8

Budimex's results include 13 million euros in extraordinary losses due mainly to restructuring expenses, stock options and the depreciation of holdings, offset mostly by the capital gains obtained on the sale of non-core assets.

2.6. Taxes

The accounting tax rate increased 8 points to 32.1%

Tax expenses increased to 112 million euros, so the accounting tax rate increased by 8 points to 32.1% (24% in 2000) due to a lower negative tax base at Ferrovial Agromán than in 2000 and the fact that some of the provisions are not tax-deductible.

Ferrovial – January-December 2001 results– Figures in millions of euros

3. Analysis by line of business

3.1. Construction

	Dec. 01	Dec. 00	Change (%)
Sales	3,431.7	2,969.5	15.6
Operating income	122.5	95.9	27.7
Operating margin	*3.6%*	*3.2%*	
EBT	151.6	105.7	43.4
EBT margin	*4.4%*	*3.6%*	
Work pending certification	198.1	208.4	
Work pending certification (production months)	*0.7*	0.8	
Backlog	5,598.5	5,283.0	6.0
Capital expenditure	57.2	213.2	

Construction sales increased rapidly in Spain (+15%) and elsewhere (+26%).

Budimex sales increased by 11% despite the estimated 10% decrease in the Polish market in 2001.

The wider operating margin was due partly to the positive result contributed by Industrial Construction in 2001, compared with the losses in 2000 (when there was a negative adjustment of 8.4 million euros).

The increase of 30 million euros in earnings before taxes (152 million euros) compared with operating income (122 million euros) is due mainly to the **financial revenues obtained on working capital management**.

Earnings before taxes include net extraordinary items (2 million euros).

Work pending certification, which shows sales that are recognized as revenues but not yet invoiced to customers, accounts for under one month of construction sales and confirms the prudent risk policy.

The **construction backlog** reached a record high of 5.6 billion euros.

- **Construction figures excluding Budimex**

	Dec. 01	**Dec. 00**	**Change (%)**
Sales	2,745.0	2,355.8	16.5
Operating income	123.9	83.4	48.6
Operating margin	*4.5%*	*3.5%*	
EBT	171.6	96.2	78.4
EBT margin	*6.3%*	*4.1%*	

Ferrovial – January-December 2001 results– Figures in millions of euros

Excluding Budimex, the operating margin was 4.5%.

- **Budimex construction figures**

	Dec. 01	Dec. 00	Change (%)
Sales	686.8	615.7	11.5
Operating income	-1.4	12.5	-111.2
Operating margin	*-0.2%*	*2.0%*	
EBT	-20.0	9.6	-308.3
EBT margin	*-2.9%*	*1.6%*	
Backlog	745.0	530.0	40.6

Operating income includes 14 million euros to adjust to Ferrovial's accounting criteria and for commercial risks. The -0.2% operating margin was in line with the company's projections for 2001 and 2002.

EBT was impacted by the financial expenses as a result of Budimex's debt position during the year. Collections at year-end enabled the company to close the year with a positive cash position of 20 million euros.

The backlog increased substantially and the balance tilted towards civil engineering (55%) from building (45%). In December 2000, those percentages were 33% and 67%, respectively.

3.2. Real estate

	Dec. 01	Dec. 00	Change (%)
Sales	375.2	305.3	22.9
Operating income	88.0	75.0	17.3
Operating margin	*23.5%*	*24.6%*	
EBT	72.6	60.1	20.8
EBT margin	*19.3%*	*19.7%*	
Committed sales	603.5	601.4	0.3
Portfolio	766.6	641.8	19.4
Capital expenditure	313.7	235.1	

The **presale portfolio** amounted to 766 million euros (double the sales figure) and ensures growth in this division as this item will feed results in the future.

Committed sales grew slightly. The company reached an agreement in January to sell Ferrovial Inmobiliaria homes via El Corte Inglés department stores (85 million euros).

Ferrovial – January-December 2001 results– Figures in millions of euros

In July, the Group acquired Don Piso (18 million euros), a sales network with 117 offices and 77 franchises throughout Spain, thereby adding a new channel for selling homes.

Main operating figures in terms of houses under management are:

	2001	2000
Homes delivered (accounting criteria)	2,533	1,763
Home sales (commercial criteria)	3,100	2,845
Homes under development	**19,200**	**17,626**
Land bank	5,600	5,234
Under commercialization	13,600	12,392
Presales	*6,413*	*7,454*
For sale	*7,187*	*4,938*
Land bank (m^2)	790,000	820,000

The **breakdown by activity** is as follows:

	2001	2000	Change (%)
Direct home developments			
Sales	188	166.9	12.6
Gross income	31.8	38.2	-16.8
Gross margin	16.9%	22.9%	
Condominium developments			
Sales	95.2	70.6	34.8
Gross income	43.9	27.7	58.5
Gross margin	46.1%	39.2%	
Land sales to third parties			
Sales	65.4	67.9	-3.7
Gross income	26.9	22.8	18.0
Gross margin	41.1%	33.6%	
Don Piso (*)			
Sales	26.6		
Gross income	1.8		
Gross margin	6.8%		
Total sales	375.2	305.3	22.9
Gross income	104.4	88.7	17.7
Gross margin	*27.8%*	*29.1%*	
Operating expenses	16.4	13.7	
Operating income	**88.0**	75.0	17.3
Operating margin	***23.5%***	*24.6%*	

(*) Don Piso figures are for the July-December period

Ferrovial – January-December 2001 results– Figures in millions of euros

3.3. Concessions

	Dec. 01	Dec. 00	Change (%)
Sales	345.8	257.1	34.5
Operating income	176.6	103.6	70.5
Operating margin	*51.1%*	*40.3%*	
EBT	115.5	68.1	69.6
EBT margin	*33.4%*	*26.5%*	
Capital expenditure	317.5	96.5	

Sales increased considerably due to the growth in revenues at 407 ETR (+27%) and Ausol (+8%), the addition of Bristol airport (+26 million euros) and the partial opening of the Chilean toll roads (25 million euros).

Operating income includes 19 million euros as a result of capitalizing the financial expenses of the Santiago-Talca toll road (not yet open to traffic), which is now fully consolidated since the stake was increased from 40% to 100%. Excluding this effect, the operating margin would have been 46%.

Capital expenditure in concessions was strong in the year: the main investments were the acquisition of Bristol airport, the increase in the Santiago-Talca stake to 100% and the incorporation of the Scut Norte shadow toll road in Portugal.

In December, the group increased its stake in Ausol from 60% to 75%, and its stake in Europistas from 27% to 32.48% and in Talca-Chillan from 27% to 43%. In 2001, the company divested ESLI, a car park company in Lisbon (Portugal).

In September 2001, Australian company Macquarie Infrastructure Group signed an agreement to acquire 40% of Cintra via a capital increase of 816 million euros. This agreement was formalized in January 2002 (see annex).

Breakdown by business area

		Dec. 01	Dec. 00	Change (%)
Toll roads	Revenues	252.9	192.0	31.7
	Operating income	153.8	90.0	70.9
	Operating margin.	60.8%	46.9%	
Car parks	Revenues	66.6	65.0	2.5
	Operating income	13.6	13.6	0.0
	Operating margin	20.4%	20.9%	
Airports*	Revenues	26.3		
	Operating income	9.3		
	Operating margin	35.4%		

(*) Figures for 50% (proportional consolidation)

Ferrovial – January-December 2001 results– Figures in millions of euros

Average daily traffic (ADT):

	Dec. 01	Dec. 00	Change (%)
Autema	13,773	13,163	4.6
Málaga-Estepona	13,201	10,905	21.0
407 ETR	235,952	217,871	8.3

Traffic at Ausol increased considerably: ADT rose by 27% in 2000. 407 ETR experienced substantial traffic growth due to the opening of two new extensions (July-August).

New sections of 407 ETR were opened

The West and East Partial extensions were opened to traffic on schedule (30 July and 30 August, respectively), thereby extending the toll route by 39 km to 108 km (see traffic performance in annex).

Financing of Chilean toll roads

In August, the financing for the Santiago-Talca toll road was completed via a 21-year fixed 7.37% bond issue of 421 million US dollars.

The Chilean government guarantees the exchange rate risk if the peso is devalued more than 10% against the dollar.

This issue **completes the financing for Ferrovial's four Chilean toll roads** (three in local currency).

The Temuco-Río Bueno and Collipulli Temuco **toll roads (Chile) were partially opened** in February. Overall, they contributed 8 million euros in income on 25 million euros in revenues.

3.4. Services

	Dec. 01	Dec. 00	Change (%)
Sales	215.0	194.2	10.7
Operating income	11.8	7.0	68.6
Operating margin	*5.5%*	*3.6%*	
EBT	6.3	0.4	1475.0
EBT margin	*2.9%*	*0.2%*	
Portfolio	717.8	729.3	-1.6
Capital expenditure	16.8	31.8	

Operating income and the operating margin improved significantly as the increase in business volume enabled the group to absorb investments.

In late 2001, the group acquired Eurolimp (facility cleaning), and it will be consolidated in 2002. Eurolimp will provide about 75 million euros in revenues in 2002.

Ferrovial – January-December 2001 results– Figures in millions of euros

4. Consolidated balance sheet as of 31-12-01

	dic-01	dic-00
Due from shareholders for uncalled capital	12.2	5.1
FIXED ASSETS	**5,781.4**	**4,864.2**
Start-up expenses	5.5	9.4
Intangible assets	176.7	189.6
Tangible fixed assets	4,907.0	3,910.3
Long-term financial investments	624.1	690.5
Shares of the controlling company held for long term	68.1	64.4
GOODWILL IN CONSOLIDATION	**222.5**	**156.2**
DEFERRED CHARGES	**752.6**	**795.5**
CURRENT ASSETS	**4,212.6**	**3,000.5**
Inventories	1,021.8	736.8
Accounts receivable	1,878.6	1,622.2
Cash and cash equivalents	1.252.2	621.0
Toll road concession companies	451.2	219.4
Other companies	801.0	401.5
Accrual adjustments	60.1	20.5
TOTAL ASSETS	**10,981.3**	**8,821.4**

	dic-01	dic-00
SHAREHOLDERS' EQUITY	**1,197.7**	**1,049.9**
MINORITY INTERESTS	**425.3**	**400.1**
NEGATIVE DIFFERENCE IN CONSOLIDATION	**8.4**	**3.5**
DEFERRED REVENUES	**51.6**	**54.3**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**105.5**	**86.8**
LONG-TERM DEBT	**5,641.3**	**4,417.2**
Interest-bearing debt	5,245.4	4,227.2
Toll road concession companies	4,348.6	3,623.0
Other companies	896.8	604.2
Trade Accounts payable	395.9	190.0
CURRENT LIABILITIES	**3,460.2**	**2,742.7**
Interest-bearing debt	348.3	285.7
Toll road concession companies	157.2	71.3
Other companies	191.1	214.4
Trade accounts payable	2,451.1	1,998.8
Other current liabilities	589.1	423.9
Accrual adjustments	71.8	34.3
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**91.3**	**67.0**
TOTAL PASIVO	**10.981.3**	**8.821.4**

Ferrovial – January-December 2001 results– Figures in millions of euros

Fixed assets increased substantially due mainly to the inclusion of 100% of Santiago Talca, capitalization of the goodwill on the acquisition of Bristol airport and the increase in assets of toll roads under construction in 2001 (Estepona Guadiaro, Chilean concession companies and the extensions of 407 ETR in Toronto).

Long-term financial investments decreased because the Santiago Talca toll road is now fully consolidated (previously equity-accounted) since the company increased its stake to 100%.

Goodwill rose due to the increase in the stakes in Ausol and Europistas and to the acquisition of Don Piso.

Inventories increased as a result of the capital expenditure in the real estate division.

Cash equivalents at "other companies": Excluding concession companies, the increase in cash was due to the payments collected at year-end.

Shareholders' equity changed, principally due to the income generated in the period (218 million euros), minus the dividends that were distributed (45 million euros), which corresponded to the 2000 supplementary dividend and the 2001 interim dividend.

4.1 Net cash position at 31-12-01

	Ferrovial	Concessionaires	Total
Debt	*1,087.9*	*4,505.8*	*5,593.7*
Cash & cash equivalents	*801.0*	*451.2*	*1,252.2*
Net position	**-286.9**	**-4,054.6**	**-4,341.5**
% of total	7%	93%	100%
Leverage	**24.0%**		

The net debt with recourse to Ferrovial is only 7% of the total net debt on the consolidated balance sheet (*the debt of the concessionaires that is carried on the balance sheet is without recourse to Ferrovial*).

Ferrovial – January-December 2001 results– Figures in millions of euros

- **Debt/Cash (-) by division**

	Dec. 01	Dec. 00
Construction	-890.4	-608.1
Real estate	437.7	267.9
Concessions	554.1	442.8
Services	107.9	80.9
Other	77.6	233.5
TOTAL	**286.9**	**417.1**
Leverage	24%	39%

4.2 Gross capital expenditure in the period

Construction	57.2
Real estate	312.1
Concessions	317.5
Services	16.8
Telecommunications	5.0
TOTAL	**712.2**

The rapid investment pace of previous years was maintained and the company beat its capital expenditure record.

The main investments in ***construction*** were tangible fixed assets (machinery).

The main investments in ***concessions*** were the acquisition of Bristol airport (55 million euros), the increase in the Santiago-Talca stake (83 million euros), the incorporation of the Scut Norte shadow toll road in Portugal (50 million euros) and the increase in the stakes in Ausol (56 million euros), Europistas (34 million euros) and Talca-Chillan (4 million euros).

The ***real estate*** division's investment figure includes land sales and the acquisition of Don Piso.

The main investment in ***services*** was the acquisition of Eurolimp.

The investment in ***telecommunications*** corresponded to the capital increase at Uni2 in the first quarter. On 23 July, Ferrovial sold its entire stake in Uni2 (7.6%).

The **divestments** in the year amounted to 159 million euros, mainly for the sale of Wanadoo shares, the sale of a car park business and a real estate company in Lisbon, and the sale of Budimex's non-core assets. Capital inflow totaled 28 million euros due to the capital refund at Europistas.

Ferrovial – January-December 2001 results– Figures in millions of euros

4.3 Cash flow

(with concession companies accounted by the equity method)

	2001	2000
Operating cash flow	**401.7**	**195.2**
Investment cash flow	**-149.2**	**-130**
Business cash flow	**252.5**	**65.2**

Cash flow by business area 2001

Operating cash flow	**401.7**
Construction	428.4
Concessions	59.3
Real estate	-99
Services	5.3
Group/telecoms	7.7
Investment cash flow	**-149.2**
Construction	-11.8
Concessions	-147.7
Real estate	-0.2
Services	-10.4
Group/telecoms	20.9
Business cash flow	**252.5**
Fund flow	**-252.5**
Change in net cash position	-130,1
Debt of incorporated companies	-41,6
Interest payments	-35.7
Dividend payments	-45.1

In construction, recurring cash flow (250 million euros) was favored by the collection in December of 120 million euros more than expected and by the collection of certificates from the Santiago-Talca concession company. The cash flow includes 40 million euros as a result of discounting certificates. Budimex had a cash flow of 30 million euros due to the collection in December of a contract worth 38 million euros. The negative cash flow in real estate reflects the investment activity (land acquisition). In concessions, the car park cash flow was 24 million euros and 28 million euros were generated exceptionally due to the collection of tax adjustments.

Ferrovial – January-December 2001 results– Figures in millions of euros

5. Annex I – Performance by the main toll roads

- *407 ETR*

	Dec. 01	Dec. 00	Change (%)
Sales	176.4	138.2	28
Operating income	97.5	66.1	48
Operating margin	55.3%	47.8%	
ADT	235,952	217,871	8

407 ETR traffic

	2001	*2000*	
Jan.-Mar.	205,743	198,750	4%
Apr.-Jun	230,211	219,793	5%
Jul.-Sep.	251,596	231,947	8%
Sep.-Dec.	256,259	220,995	16%
Jan.-Dec.	**235,952**	**217,871**	**8%**

New sections were opened on 31 July and 31 August

The first three full months in which the toll road was completely open (108 km)

- *Ausol: Málaga-Estepona section*

	Dec. 01	Dec. 00	Change (%)
Sales	26.2	22.2	18
Operating income	17.4	13.6	28
Operating margin	66.4%	61.3%	
ADT	13,201	10,905	21

- *Autema*

Autema	Dec. 01	Dec. 00	Change (%)
Sales	24.5	22.8	7
Operating income	18.2	16.8	8
Operating margin	74.3%	73.7%	
ADT	13,773	13,163	5

Ferrovial – January-December 2001 results– Figures in millions of euros

Annex II – Breakdown of construction sales and backlog

- Breakdown of construction sales

	2001		2000		
	Amount	%	Amount	%	Change (%)
CONSTRUCTION IN SPAIN	2,180.2	63.5	1,895.5	63.8	15.0
CIVIL ENGINEERING	1,153.6	52.0	983.8	51.9	17.3
BUILDING	1,026.6	48.0	911.8	48.1	12.6
CONSTRUCTION OUTSIDE SPAIN	479.6	14.0	379.2	12.8	26.5
INDUSTRIAL CONSTRUCTION	87.1	2.5	81.1	2.7	7.4
BUDIMEX	686.8	20.0	615.7	20.7	11.5
TOTAL CONSTRUCTION	**3,431.7**		**2,969.5**		**15.6**

- Breakdown of construction portfolio

	2001		2000		
	Amount	%	Amount	%	Change (%)
CONSTRUCTION IN SPAIN	3,370.8	60.2	3,248.3	61.5	3.8
CIVIL ENGINEERING	1,946.5	57.3	1,819.1	56.0	7.0
BUILDING	1,424.3	42.7	1,429.2	44.0	-0.3
CONSTRUCTION OUTSIDE SPAIN	1,020.2	18.2	1,042.8	19.7	-2.2
INDUSTRIAL CONSTRUCTION	462.6	8.3	462.0	8.7	0.1
BUDIMEX	745.0	13.3	530.0	10.0	40.6
TOTAL CONSTRUCTION	**5,598.5**		**5,283.1**		**6.0**

Ferrovial – January-December 2001 results– Figures in millions of euros

Annex III –Macquarie Infrastructure Group (MIG) investment in Cintra

On 4 September 2001, MIG signed an agreement to acquire 40% of Cintra via a capital increase of 816 million euros.

This meant that Cintra was worth 1.8 billion euros, net of debt (2.3 billion euros including Cintra's debt).

The agreement focused on Cintra's toll road concessions.

Cintra's car park division was spun off to Ferrovial. The airport division was sold to Ferrovial at book value. Cintra reduced capital by 414.4 million euros and refunded that amount to Ferrovial.

Subsequently, Cintra increased capital by 816 million euros, which was fully subscribed by MIG, of which 516 million euros was used to repay Cintra's debt and 310 million euros went to the Ferrovial parent company.

Ferrovial eliminated all its debt with recourse and now has a net cash position.

From a **strategic standpoint**, the transaction brought out the value of Cintra's concessions, strengthened Ferrovial by increasing its financial capability and flexibility with a view to future investment opportunities, and enables Ferrovial to combine its experience as a concession bidder and operator with MIG's experience as a financial backer.

Cintra now focuses on bidding for toll roads in the OECD and similar countries.

The transaction was completed in January 2002.

Ferrovial – January-December 2001 results– Figures in millions of euros

Anexx IV- Consolidated P&L by business divisions

	Construction	Concessions	Real Estate	Services	Telecom	Others	TOTAL
Total operating revenues	3.443.809.977	378.141.604	384.420.855	215.218.690	0	-127.767.142	**4.293.823.984**
Net sales	3.431.746.620	345.830.640	375.178.618	215.019.263		-127.767.142	**4.240.007.999**
Increase in finished & work-in-prog. inv.	6.565.239	26.532.076	9.242.236	104.293	0	0	**42.443.844**
Other operating revenues	5.498.118	5.778.888	0	95.135		0	**11.372.141**
Total operating expenses	-3.321.321.755	-201.506.620	-296.424.157	-203.375.612	-572.402	118.298.763	**-3.904.901.783**
Variation in finished & work-in-prog. Inv.	-26.878.387	-8.426.292	219.755.787	64.419		-101.024.348	**83.491.180**
Materials used	-1.835.400.227	3.297.025	-465.203.708	-69.633.831	-343.883	112.337.942	**-2.254.946.681**
Personnel expenses	-354.966.561	-54.463.174	-20.547.072	-98.446.424		-15.478.471	**-543.901.702**
Amortization	-41.824.430	-27.339.790	-1.398.616	-6.872.880	-117	-11.368.759	**-88.804.592**
Variation in operating provisions	-48.503.779	-1.352.193	-155.082	-2.182.902		0	**-52.193.957**
Other operating expenses	-1.013.748.372	-113.222.196	-28.875.465	-26.303.994	-228.402	133.832.399	**-1.048.546.031**
Operating income	*122.488.222*	*176.634.984*	*87.996.697*	*11.843.078*	*-572.402*	*-9.468.379*	*388.922.201*
Operating margin	***3,57%***	***51,08%***	***23,45%***	***5,51%***			*9,17%*
Financial income (loss)	*32.216.704*	*-68.984.756*	*-20.089.629*	*-3.543.059*	*-535.250*	*-4.599.588*	***-65.535.578***
Equity-accounted affiliates	149.257	8.255.625	1.736.601	342.387		0	**10.483.870**
Amortization of goodwill	-5.186.424	-3.710.381	-2.040.249	-1.641.379		2.422.684	**-10.155.749**
Income from ordinary activities	*149.667.759*	*112.195.472*	*67.603.420*	*7.001.027*	*-1.107.652*	*-11.645.283*	*323.714.744*
Extraordinary income (loss)	*-2.472.278*	*5.289.146*	*5.677.295*	*-648.585*	*17.238.734*	*-141.902*	***24.942.410***
Income before taxes	*147.195.481*	*117.484.618*	*73.280.715*	*6.352.442*	*16.131.082*	*-11.787.185*	***348.657.153***
Corporate tax	-58.537.439	-46.423.771	-24.894.046	-1.925.268	1.669.829	18.129.470	**-111.981.225**
Consolidated income	***88.658.042***	***71.060.847***	***48.386.669***	*4.427.174*	*17.800.910*	***6.342.285***	*236.675.928*
Minority shareholders	6.669.779	-25.542.334	296.640	163.121	-107	-89	-18.412.989
Attributable net income	**95.327.821**	**45.518.513**	**48.683.310**	**4.590.295**	**17.800.803**	**6.342.197**	**218.262.939**

Ferrovial – January-December 2001 results– Figures in millions of euros

Additional information

Investor Relations Department
Ricardo Jiménez

Telephone: + 34 91 586 28 26

Fax: + 34 91 586 25 09

e-mail: rjimenez@ferrovial.es

ir@ferrovial.es

www.ferrovial.com

50 AÑOS ferrovial

2001 RESULTS

21st february 2002

Main Financial Highlights

	2001	2000	△
Sales	4,240	3,598	18%
Operating Income	389	271	43%
Net Income	218	159	37%
EPS	1.56	1.14	37%
ROE	19.4%	16.1%	
Net Debt	287	417	
Leverage	24%	39%	
CAPEX	712	602	

Figures in € mm

Main Operating Highlights

	2001	2000	△
Construction Backlog	5,599	5,283	6%
WPC(*)	198	208	
Real Estate Backlog	767	642	19%
Service Backlog	718	729	-2%
Toll road traffic			
Canada	235,952	217,871	8%
Ausol	13,201	10,905	21%
Autema	13,773	13,163	5%

- Macquarie deal:
  - Cintra valuation (100%) euros 2,300 mm
  - Inflow of euros 816 mm
  - Strong partner for future growth

(*) WPC - Work Pending Certification

Figures in € mm

Break-down by Business Areas

REVENUES	2001	2000	△
Construction	3,432	2,969	15.6%
Real Estate	375	305	22.9%
Concessions	345	257	34.5%
Services	215	194	10.7%
Adjustments	-128	-128	
Total	**4,240**	**3,598**	**17.9%**

EBIT	2001	2000	△
Construction	122.5	96.0	27.7%
Real Estate	88.0	75.0	17.3%
Concessios	176.6	103.6	70.5%
Services	11.8	7.0	68.6%
Adjustments	-10.0	-10.4	
Total	**388.9**	**271.2**	**43.4%**

Figures in € mm

Diversification by Activities

2001 (00) **REVENUES** **EBIT**



9 %
(8%)
8%
(7%)
5%
(5%)
78% (80%)



3%
(2%)
31%
(34%)
44%
(37%)
22% (27%)

- **Construction**
- **Services**
- **Concessions**
- **Real Estate**

• Concessions is the largest contributor to EBIT

Figures in € mm

Geographic Diversification

2001



33 %
67 %
Other countries
Spain

Poland 16%
Canada 6%
Chile 6%

REVENUES	2001	2000	%
Spain	2,821	2,450	15.2
Other countries	1,419	1,148	23.6
Total	4,240	3,598	17.9

- Focus in OECD countries
- LATAM: (ex-Chile) Represents 1% of revenues

Figures in € mm

ferrovial

CAPEX by business areas

	2001	2000
Construction	57	213
Real Estate	312	235
Concessions	318	97
Services	17	32
Telecoms	5	25
Total	**712**	**602**

- 1998 - 2001: 2,6 billion CAPEX
- Investment program CAPEX in future years

Figures in € mm

ferrovial

Net Cash Position - 2001

	Ferrovial	Concesionarias	Total
Debt	1,087.9	4,505.8	5,593.7
Cash + Cash Equivalents	801.0	451.2	1,252.2
Net Cash Position	-286.9	-4,054.6	-4,341.5
% Total	7%	93%	100%
Leverage	24.0%		

- Concessions debt without recourse to Ferrovial
- January 02: Net cash position + € 500 mm after MIG agreement

Figures in € mm

Profit and Loss Account

	dic-01	dic-00	Var(%)
Net revenues	**4,240.0**	**3,597.6**	**17.9**
Period depreciation and amortization	88.8	60.3	
Variation in finished product and work in progress inventories	52.2	24.3	
Net operating income	**388.9**	**271.2**	**43.4**
Financial Result	-65.6	-8.6	
Toll road concession	-40.0	-7.2	
Other companies	-25.5	-1.4	
INCOME FROM ORDINARY ACTIVITIES	323.7	266.2	21.6
Extraordinary results	25.0	-29.8	
INCOME BEFORE TAXES	348.7	236.4	47.5
Company Tax	-112.0	-56.8	
ATTRIBUTABLE NET INCOME	**218.3**	**159.2**	**37.1**

Figures in € mm

Cash Flow

	Operating Cash Flow	Investment Cash Flow	Business Cash Flow
Construction	428.4	-11.8	416.6
Concessions	59,3	-147.7	-88.4
Real Estate	-99.0	-0.2	-99.2
Services	5.3	-10.4	-5.1
Rest	7.7	20.9	28.6
Total 2001	**401.7**	**-149.2**	**252.5**
Total 2000	**195.2**	**-130.0**	**65.2**

Cash Flow witn concessions companies carried by the equity method

Figures in € mm

Business Areas

- Construction
- Concessions
- Real Estate
- Services

ferrovial

Construction - Main Figures

	2001	2000	△
Sales	3,431.7	2,969.5	15.6%
EBIT	122.5	96.0	27.7%
Margen EBIT	3.6%	3.2%	
Backlog	5,598.5	5,283.0	6.0%
OEPC	198.0	208.4	
CAPEX	57.2	213	
Net debt/ (Cash)	(890)	(608)	

- Volume and margin expansion
- Prudent accounting criteria
- Future growth based on:
  - Backlog
  - Infraestructure Plan
  - Concessions in Europe

Figures in € mm

Construction (II)

Construction Ex - Budimex

	dic -01	dic- 00	△
Sales	2,745.0	2,355.8	16.5%
EBIT	123.9	83.4	48.6%
EBIT margin	4.5%	3.6%	

- EBIT margin reaches 4.5%

Budimex (Poland)

	dic -01	dic- 00	△
Sales	686.8	615.7	11.5%
EBIT	-1.4	12.5	-111.2%
EBIT margin	-0.2%	2.0%	

- Budimex up 11% versus a declining polish market (-10%)

Figures in € mm

Concessions - Main Figures

	2001	2000	△
Sales	345.8	257.2	34.5%
EBIT	176.6	103.6	70.5%
EBIT margin	51.1%	40.3%	
Toll road traffic (%)			
Canada	235,952	217,871	**8.3%**
Ausol	13,201	10,905	**21.0%**
Autema	13,773	13,163	**4.6%**
CAPEX	317.5	96.5	
Debt/ (Cash)	554	443	

- Steady traffic growth
- Opening of ETR 407 extensions (Canada)
- Final financing of Chilean Concessions
- Awarding of toll road Norte Litoral (Portugal)
- Macquarie Agremment: Focus on OECD countries

Figures in € mm

Real Estate - Main Figures

	2001	2000	△
Sales	375.2	305.3	22.9%
EBIT	88.0	75.0	17.3%
EBIT Margin	23.5%	24.6%	
Committed Sales	603.5	601.4	0.3%
Backlog	766.6	641.8	19.4%
CAPEX	312.0	235.1	
Debt/ <Cash>	438	268	

- Sales and backlog growth
- New marketing channels (El Corte Inglés)
- Backlog secures 2002 sales
- High asset rotation

Figures in € mm

Services - Main Figures

	2001	2000	△
Sales	215.0	194.2	10.7%
EBIT	11.8	7.0	68.6%
EBIT margin	5.5%	3.6%	
CAPEX	16.8	31.8	
Debt / <Cash>	108	81	
Backlog	717.8	729.3	-1.6%

- Consolidating growth and profitability
- Future growth through acquisitions
  - Eurolimp (Facility Management)

Figures in € mm

2002 Targets and Conclusions

2002 Targets

- Targets: **Profitability and Growth**

Sales	**4.800**	**13%**
Net result (ex - MIG)	**245**	**12%**
CAPEX	**700-1000**	

Figures in € mm

Investment and growth track record



Gross Investment
109
342
602
698
602
712
1996
1997
1998
1999
2000
2001



Net Debt
179
342
108
-288
-417
-287
529
1996
1997
1998
1999
2000
2001
Jan 02



Net Result
EPS CAGR: 35%
49
70
85
111
159
218
1996
1997
1998
1999
2000
2001

•Over last five years Ferrovial invested aprox: € 3 billion

•Significant EPS growth achieved over the period (CAGR: 35%)

•Leverage target of 40%

•Investment capacity at full potential, focus on concessions

Growth

Figures in € mm

Conclusions


Sales
CAGR 22%
1592
1940
2382
2645
3598
4240
1996
1997
1998
1999
2000
2001


EBIT
CAGR 56%
42
51
122
195
271
389
1996
1997
1998
1999
2000
2001


Net Income
CAGR 35%
49
70
85
111
159
218
1996
1997
1998
1999
2000
2001


Equtiy/ ROE
456
521
589
928
1050
1198
12%
14%
15%
15%
16%
1996
1997
1998
1999
2000
2001

Figures in € mm

www.ferrovial.com

Conclusions

Operating Indicators	+	Investment Potential	+	Market Conditions
• Construction backlog		• Net cash position		• Infrastructure Plan
• Macquarie		• Leverage capacity		• New concession projects in OECD countries
• Toll road openings and traffic ramp up		• Cash Flow generation		• Strategic positioning in Eastern Europe
• Real Estate presales				

Significant **growth** potential

Figures in € mm

50 AÑOS ferrovial

2001 RESULTS

21 de febrero de 2002